SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-8

Registration Statement
Under the Securities Act of 1933

American International Industries, Inc.
(Exact name of Registrant as specified in its charter)

Nevada	88-0326480
(State or other jurisdiction of incorporation ororganization)	(I.R.S. Employer of incorporation or Identification Number)

601 Cien Street, Suite 235	Daniel Dror
Kemah, Texas 77565	601 Cien Street, Suite 235
281-334-9479	Kemah, Texas 77565
281-334-9479
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Consulting Agreements
(Full Title of the Plans)

copies to:
Thomas C. Pritchard Brewer & Pritchard, P.C. Three Riverway, Suite 1800 Houston, Texas 77056 Phone (713) 209-2950 Fax (713) 659-2430	Thomas J. Craft, Jr., P.A. 301 Clematis Street, Suite 3000 West Palm Beach, FL 33401 Phone (561) 651-7336 Fax (561) 655-3202

CALCULATION OF REGISTRATION FEE

Title of Securities To Be Registered	Amount Being Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	2,000,000	$0.03	$60,000	$15

(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares of the issuer's Common Stock registered hereunder will be adjusted in the event of stock splits, stock dividends or similar transactions.
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(h), on the basis of the high and low prices of the Common Stock as reported on the OTC Bulletin Board on February 18, 2002

PART I

Information Required in the Section 10 (a) Prospectus

Item 1. Plan Information.

This Registration Statement on Form S-8 provides for the issuance of a total of two million shares of common stock, par value $.001 per share of American International Industries, Inc. (the "Company"). One million shares are being issued to Thomas C. Pritchard, a principal of the law firm of Brewer & Pritchard, P.C., for legal services; and one million shares to the principals of CR Capital Services, Inc., our corporate securities compliance firm, as follows: four hundred thousand shares to Thomas J. Craft, Jr., Esq., four hundred thousand shares to Richard Rubin and two hundred thousand shares to Ivo Heiden. Each of the foregoing individuals are principals of firms that have provided and are providing the Company with legal services, with respect to Brewer & Pritchard, P.C., and corporate securities compliance services, with respect to CR Capital Services, Inc., in connection with separate consulting agreements dated January 25, 2002 and as of January 3, 2002, respectively. The consulting agreements are attached as Exhibits 10.11 and 10.12 hereto.

Item 2. Registrant Information and Employee Plan Annual Information.

The Company has provided a written statement to the above consultants advising them of the availability, without charge, upon written or oral request, of the documents incorporated by reference in Item 3 of Part II of the Registration Statement, and stating that these documents are incorporated by reference in the Section 10(a) prospectus.

PART II

Information Required in the Registration Statement

Item 3. Incorporation of Documents by Reference

The following documents filed by American International Industries, Inc. with the Securities and Exchange Commission are incorporated in this Form S-8 by reference:

1. The Company's annual report for the fiscal year end December 31, 2000;

2. All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the document referred to in (1) above; and

3. The description of the Company common stock which is contained in the registration statement or amendment to any registration statement filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating the description.

All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to the Registration Statement that indicate that all shares of common stock offered have been sold or that deregister all of the shares then remaining unsold, shall be deemed to be incorporated by reference in the Registration Statement and to be a part of it from the date of filing of the documents.

Item 4. Description of Securities

Not Applicable.

Item 5. Interest of Named Experts and Counsel

Thomas Pritchard is a principal of Brewer & Pritchard, P.C. and has received 1,000,000 shares of Company common stock pursuant to a consulting agreement, the shares of which are being registered pursuant to this registration statement.

Item 6. Indemnification of Directors and Officers

Section 78.7502 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that he or she is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any amounts if it is later determined that the person was not entitled to be indemnified by the Company.

Item 7. Exemption from Registration Claimed

Not Applicable.

Item 8. Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit No. Identification of Exhibit
3(i) (*)	Certificate of Incorporation of the Company, and Amendments thereto.
3(ii) (*)	Amended and Restated By-laws of the Company
4.1 (*)	Common Stock Certificate, American International Industries, Inc.
5.1	Opinion regarding legality
10.11	Thomas C. Pritchard Consulting Agreement dated January 25, 2002
10.12	Securities Compliance Consulting Agreement dated as of January 3, 2002
23.1	Consent of Counsel (included in Exhibit 5.1)
23.2	Consent of R. E. Bassie & Co., P.C., independent public accountants

_____________________
(*) Filed previously on registration statement on Form 10-SB filed on December 30, 1998, SEC File No. 0-25223.

Item 9. Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kemah, State of Texas, on the 19th day of February, 2002.

AMERICAN INTERNATIONAL INDUSTRIES, INC.

By:__________________________
Daniel Dror, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the dates indicated:

Signature	Title	Date
/s/ Daniel Dror	Chief Executive Officer and Chairman of the Board	February 19, 2002

EXHIBIT 5.1
	Brewer & Pritchard	Three Riverway, 18th Floor
	A PROFESSIONAL CORPORATION	Houston, Texas 77066
	ATTORNEYS & COUNSELOR	Tel. (713) 209-2950
Fax (713) 659 5302
E-mail: info@BPLaw.com
Website: www:BPLaw.com
February 20, 2002
American International Industries, Inc.
601 Cien Street
Kemah, Texas 77565
Re:	American International Industries, Inc.
Registration Statement on Form S-8

Gentlemen:

We have represented American International Industries, Inc., a Nevada corporation ("Company"), in connection with the preparation of a registration statement filed with the Securities and Exchange Commission on Form S-8 ("Registration Statement") in connection with the registration of 2,000,000 shares ("Shares") of the Company's common stock, par value $.001 per share under the Securities Act of 1933, as amended, 1,000,000 Shares which are to be issued to Thomas C. Pritchard, pursuant to a consulting agreement, and 1,000,000 Shares which are to be issued pursuant to a Securities Compliance Consulting Agreement (the "Plans").

In this connection, we have examined originals or copies identified to our satisfaction of such documents, corporate and other records, certificates, and other papers as we deemed necessary to examine for purposes of this opinion, including but not limited to the Plans, the Articles of Incorporation of the Company, the Bylaws of the Company, and resolutions of the Board of Directors of the Company.

We have examined such records and documents and have made such examination of laws as we considered necessary to form a basis for the opinion set forth herein. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity with the originals of all documents submitted to us as copies thereof.

We are of the opinion that the Shares will be, when issued pursuant to the Plans, legally issued, fully paid, and nonassessable.

We hereby consent to the filing of this Opinion as an Exhibit to the Registration Statement.

Very truly yours, BREWER & PRITCHARD, P.C.

EXHIBIT 10.11

CONSULTING AGREEMENT

This Consulting Agreement dated January 25, 2002 ("Agreement") is by and between, American International Industries, Inc., a Nevada corporation ("Company") and THOMAS C. PRITCHARD, an individual ("Consultant") and a representative of Brewer & Pritchard, P.C. for consulting and legal fees due to Brewer & Pritchard, P.C.

W I T N E S S E T H:

WHEREAS, Consultant has desires to provided certain consulting services to the Company; and

WHEREAS, the Company and Consultant desire to set forth in writing the terms and conditions of their agreement;

NOW, THEREFORE, in consideration of the premises and the mutual covenants, agreements, and considerations herein contained, the parties hereto agree as follows::

1. Engagement. Subject to the terms and provisions of this Agreement, the Company hereby affirms the engagement of Consultant, as an independent contractor, and acknowledges that Consultant has to provided general legal services.

2. Compensation. For certain services performed by Consultant for the Company, the Company will issue to Consultant 1,000,000 shares of common stock of the Company pursuant to a S-8 Registration Statement.

3. Status Reports. At the Company’s written request, Consultant shall prepare and submit to the Company a written status report describing the status of any sales of the Company common stock sold hereby.

4. Term. The term of this Agreement shall commence on the date herein and shall continue in full force and effect for a period of six months.

5. Miscellaneous.

(a) Assignment. All of the terms, provisions and conditions of this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned or transferred by either party, nor shall any interest herein be assigned, transferred, pledged or hypothecated by either party without the prior written consent of the other party.
(b) Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Texas.
(c) Entire Agreement, Amendments and Waivers. This Agreement constitutes the entire agreement of the parties hereto and expressly supersedes all prior and contemporaneous understandings and commitments, whether written or oral, with respect to the subject matter hereof. No variations, modifications, changes or extensions of this Agreement or any other terms hereof shall be binding upon any party hereto unless set forth in a document duly executed by such party or an authorized agent or such party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

AMERICAN INTERNATIONAL INDUSTRIES, INC.	CONSULTANT
/s/ Daniel Dror, Chief Executive Officer	/s/ Thomas C. Pritchard

EXHIBIT 10.12

SECURITIES COMPLIANCE CONSULTING AGREEMENT

THIS SECURITIES COMPLIANCE SERVICES AGREEMENT (the "Agreement") is dated as of January 3, 2002, between American International Industries, Inc. ("AIII"), with offices located at 601 Cien Street, Suite 236, Kemah, Texas 77565 and CR Capital Services Inc. ("CRCS"), with offices located at 301 Clematis Street, Suite 3000, West Palm Beach FL 33401 and 730 Fifth Avenue, Suite 911, New York, NY 10019.

WHEREAS, AIII and CRCS desire to enter into a securities compliance services relationship pursuant to which CRCS and its principals, Thomas J. Craft, Jr., Esq., Richard Rubin and Ivo Heiden (hereinafter, collectively "CRCS"), shall provide continuous securities compliance services to AIII as set forth hereinbelow.

NOW THEREFORE, the parties agree as follows:

1. Term: This Agreement shall be for the term commencing on the date set forth above and ending on January 31, 2003.

2. Securities Compliance Services: AIII hereby retains CRCS to provide legal and related services related to securities compliance services to AIII, and CRCS accepts such retention upon the terms and conditions herein set forth. Such services (the "Services") shall include, but not to be limited to:

(i) preparation and filing of AIII’s Quarterly Reports on Form 10-QSB for the three, six and nine-month periods ended March 31, June 30 and September 30, 2002, respectively, for filing with the Securities and Exchange Commission;

(ii) preparation and filing of AIII’s Annual Report on Form 10-KSB for its year ended December 31, 2001, working with AIII and its independent public accounting firm;

(iii) preparation and filing of AIII’s Preliminary and Definitive Proxy Statements on Schedule 14A for its 2002 annual meeting of shareholders and the preparation of documents and filings related to the Proxy Statement;

(iv) rendering continuous corporate securities compliance advise and services to AIII for the purpose of continued compliance with the Federal and state securities laws; and

(v) reviewing resolutions adopted at board of meetings of AIII and other appropriate corporate and legal documentation, at the written request of AIII, and as may be necessary for corporate governance including written opinions for the transfer of securities under Federal and state securities rules and law.

3. Consideration: Upon the execution of this Agreement, and as consideration for the Services rendered and to be rendered by CRCS and its principals during the term of this Agreement, AIII shall cause to be issued to the principals of CRCS a total of 1 million shares of AIII’s common stock (the "Shares") as follows: four hundred thousand Shares shall be issued to Thomas J. Craft, Jr.; four hundred thousand Shares shall be issued to Richard Rubin; and two hundred thousand Shares shall be issued to Ivo Heiden. All of the Shares shall be registered in a registration statement on Form S-8 filed under the Securities Act of 1933, as amended (the "Act") and shall be issued in the names of the individual principals of CRCS as provided herein. The Form S-8 registration statement shall be filed within thirty days of the date first set forth above. This consideration shall be in addition to any other consideration previously issued and/or paid or to be issued and/or paid to CRCS under separate agreements between the parties hereto.

4. Independent Contractor: At all times during the term of this Agreement, CRCS shall be an independent contractor of AIII under this Agreement and the principals of CRCS shall not be deemed employees of AIII.

5. Compliance With All Applicable Law: CRCS acknowledges that AIII is required to comply with the Act, the Exchange Act, and the rules promulgated by the SEC, including the rules requiring AIII to remain current under the Exchange Act, and the applicable securities and other laws of various states. CRCS hereby agrees that in performance of its Services provided by this Agreement, CRCS will comply with all applicable laws and rules. CRCS further represent that it is fully authorized to perform the Services contemplated herein and will take all reasonable action necessary to assist AIII in remaining current in its reporting requirements under the Exchange Act.

6. Indemnification: CRCS shall each indemnify and hold harmless AIII from and against all damages, losses or expenses suffered or paid as a result of any and all claims, demands, suits, causes of action, proceedings, judgments and liabilities, including reasonable attorney’s fees, incurred in litigation or otherwise, assessed, incurred or sustained by or against AIII with respect to or arising out of the performance of the Services provided by CRCS under this Agreement excepting only those losses caused by the gross negligence or willful misconduct of AIII. AIII shall indemnify and hold harmless CRCS from and against all damages, losses or expenses suffered or paid as a result of any and all claims, demands, suits, causes, of action, proceedings, judgments and liabilities, including reasonable attorney’s fees, incurred in litigation or otherwise, assessed, incurred or sustained by or against CRCS with respect to or arising out of the performance of Services under this Agreement excepting only those losses caused by the negligence or willful misconduct of CRCS.

7. Miscellaneous:

(i) Amendment: This Agreement may not be amended or modified in any respect, except by the mutual written agreement of the parties hereto.

(ii) Waivers and Remedies: The waiver by any of the parties hereto of any other party’s prompt and complete performance, or breach or violation, of any provision of this Agreement shall not operate nor be construed as a waiver of any subsequent breach or violation, and the waiver by any of the parties hereto to exercise any right or remedy which it may possess hereunder shall not operate nor be construed as a bar to the exercise of such right or remedy by such party upon the occurrence of any subsequent breach or violation.

(iii) Severability: The invalidity of any one or more of the words, phrases, sentences, clause, sections or subsections contained in this Agreement shall not affect the enforceability of the remaining portions of this Agreement or any part hereof all of which are inserted conditionally on their being valid in law, and, in the event that any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall be declared invalid by a court of competent jurisdiction, this Agreement shall be construed ads of such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, section or sections, or subsection of subsections had not been inserted.

(iv) Descriptive Headings: The descriptive headings contained herein are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

(v) Counterparts: This Agreement may be executed in any number of counterparts and by the separate parties hereto in separate counterparts, each of which shall be deemed to be one and the same instrument.

(vi) Notices: All notices required to be given under this Agreement shall be in writing, sent certified mail, return receipt requested, postage prepaid, to the addresses set forth above.:

(vii) Successors and Assigns: This Agreement shall be binding upon and shall inure to the benefits of the parties hereto and its respective successors and assigns. None of the parties hereto shall assign any of its rights or obligations hereunder, except that CRCS has the right to designate the names of its individual principals to whom the Shares shall be issued as set forth herein.

(viii) Applicable Law: This Agreement shall be governed by and shall be construed, interpreted and enforced in accordance with the laws of the State of Florida. Any dispute arising under this Agreement shall be settled by binding arbitration in accordance with the rules of the American Arbitration Association with hearings if any to take place in the Palm Beach County, State of Florida.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

CR CAPITAL SERVICES INC.	AMERICAN INTERNATIONAL INDUSTRIES, Inc.
By: /s/ Richard Rubin	By: /s/ Daniel Dror
Richard Rubin, Secretary	Daniel Dror, Chief Executive Officer

EXHIBIT 23.1

CONSENT OF COUNSEL (included in Exhibit 5.1)

EXHIBIT 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

R. E. Bassie & Co., P.C.
Certified Public Accountants
A Professional Corporation

6776 Southwest Freeway, Suite 580
Houston, Texas 77074-2115
Tel: (713) 266-0691 Fax: (713) 266-0692
E-Mail: Rebassie@aol.com
American International Industries, Inc.
Kemah, TX

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 23, 2001, relating to the consolidated financial statements of American International Industries, Inc., appearing in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.

/s/ R. E. Bassie & Co., P.C.

Houston, Texas

February 20, 2002